SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF
FLAGSHIP FUND 11; MP VALUE FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
  MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF FLAGSHIP FUND 10, LLC; MPF
DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; AND
                        MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                     Amount of
                     Valuation*                      Filing Fee
                     ----------                      ----------

                    $2,250,000.00                     $264.83

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.25 per Share in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF-NY 2005, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Flagship Fund 11; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 3, LLC; and MPF Income Fund 23, LLC (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in Bellavista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between October 17, 2005 (the "Offer Date") and November 28, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. Mackenzie Patterson Fuller, Inc. is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

      The Corporation had 958 holders of record (according to the Corporation as of June 22, 2005, after reduction for the purchases by the Purchasers and/or their affiliates earlier this year) owning an aggregate of 14,991,325 Shares as of June 30, 2005, according to its Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2005. The Purchasers and their affiliates currently beneficially own 273,908 Shares, or 1.83% of the outstanding Shares. The
1,000,000 Shares subject to the Offer constitute 6.67% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,250,000.00 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

      The address of the Corporation's principal executive offices is 420 Florence Street Suite 200, Palo Alto, CA 94301, and its phone number is (650) 328-3060.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated October 17, 2005

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Shareholders dated October 17, 2005

(b)-(h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2005

Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF-NY 2005, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Flagship Fund 11; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 3, LLC; and MPF Income Fund 23, LLC

By:   /s/ Chip Patterson
      --------------------------
      Chip Patterson, Senior Vice President of Manager
      or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:   /s/ Chip Patterson
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

(a)(1)      Offer to Purchase dated October 17, 2005

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Shareholders dated October 17, 2005